UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on payment of compensation to shareholders —

Rio de Janeiro, January 13, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that will pay on Thursday, 01/19/2023, the second installment of the remuneration to shareholders, approved by the Board of Directors, in connection to the Material Fact released on 11/03/2022 and Notice to the Market of 11/18/2022, based on the shareholding position on 11/21/2022 for holders of Petrobras shares traded at B3.

The amount per share as dividends and interest on equity will be adjusted by the Selic interest rate from 12/31/2022 to 01/19/2023, according to the interest rate adjustment calculations, as listed below:

Dividends announced on 11/03/2022 and 11/18/2022
Common (ON) and Preferred (PN) Shares
Amount in Reais per common and preferred share	R$ 1.600192
Selic rate adjustment	R$ 0.011415
Total Amount	R$ 1.611607

Interest on equity announced on 11/03/2022 and 11/18/2022
Common (ON) and Preferred (PN) Shares
Amount in Reais per common and preferred share	R$ 0.074258
Selic rate adjustment	R$ 0.000529
Total Amount	R$ 0.074787

Income tax will be levied on the amount corresponding to the monetary restatement at a rate of 22.5%, according to the legislation in effect.

The income tax withholdings, mentioned above, will not apply to shareholders who legally prove to be beneficiaries of tax immunity.

The dividends not claimed within three years, as of the date of payment (01/19/2023), will expire and will be reverted in favor of the company (Law 6404/76, Article 287, Item II, subitem a).

CREDIT INSTRUCTIONS

Payment will be made by Banco Bradesco S.A. (Bradesco), institution depositary of book-entry shares. All shareholders who have their registration duly updated, will have their rights automatically credited to their bank accounts on the date of payment. More information can be obtained through any Bradesco branch or by calling 0800-7011616.

For shareholders with custody in B3, the payment will be done by deposit brokers.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

For holders of American Depositary Receipts (ADRs) negotiated on the New York Stock Exchange (NYSE), the payment will be made from 01/26/2023 by JP Morgan Chase Bank, depositary bank of Petrobras’ ADRs, considering 11/23/2022 as the record date. Information and clarifications may be obtained at www.adr.com

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer